FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission File Number: 001-33107

CANADIAN SOLAR INC.

199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

Item 8.01 Other Events
On May 23, 2008, the following individuals associated with Canadian Solar Inc. (the “Company”) entered into sales plan agreements (“10b5-1 Trading Plans”) authorizing their brokers to sell, subject to certain conditions, up to the following numbers of shares of the Company on their behalf over the following periods:

		Number of
Name	Office with Company	Shares	Sales Period
Dr. Shawn (Xiaohua) Qu	Chairman, President and Chief Executive Officer	500,000	June 16 to November 16, 2008
Genmao Chen	Director, Research and Development	16,019	July 17 to November 16, 2008
Arthur Chien	Vice President, Finance and Secretary	59,900	July 20 to November 20, 2008
Lingjun Zhang	General Manager, CSI Cells Ltd.	18,931	July 20 to November 20, 2008
The 10b5-1 Trading Plans are intended to comply with Rule 10b5-1 (“Rule 10b5-1”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Company’s insider trading policy. Rule 10b5-1 allows corporate insiders to establish prearranged written stock trading plans. These plans must be entered into in good faith at a time when the insiders are not aware of material, non-public information concerning the Company or its securities. Subsequent receipt by the insiders of material, non-public information concerning the Company or its securities will not prevent prearranged transactions under these plans from being executed. These plans allow insiders to achieve prudent and gradual asset diversification over time.
The shares of the Company that may be sold under the 10b5-1 Trading Plans will come from the current holdings of the individuals listed above or from Company share options exercised by them during the sales period. The individuals listed above will have no control over the timing of the share sales under their 10b5-1 Trading Plans.
The information in this Form 6-K is being furnished and shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Furthermore, the information in this Form 6-K shall not be deemed to be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, unless such registration statement specifically references this Form 6-K.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
Name:	Shawn (Xiaohua) Qu
Title:	Chief Executive Officer

Date: May 23, 2008